30 March 2004

Issued on behalf of Reed Elsevier PLC

Interests in shares

Reed Elsevier received yesterday a notification from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that they purchased on 26 March 2004 159,466 ordinary shares in Reed Elsevier PLC at a price of 471.7237p per share, 65,157 ordinary shares in Reed Elsevier NV at a price of €10.52 per share, 7,017 Reed Elsevier PLC American Depositary Shares ("ADSs") at a price of $34.9483 per ADS (equivalent to 28,068 Reed Elsevier PLC ordinary shares) and 6,780 Reed Elsevier NV ADSs at a price of $25.8071 per ADS (equivalent to 13,560 Reed Elsevier NV ordinary shares).

The transactions took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier. Following the transactions, the Trust now holds an interest in 8,063,930 ordinary shares in Reed Elsevier PLC and 2,901,976 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.